FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F_	X	Form 40-F_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Closing of the Register of Shareholders

2.	Decision on Calling Shareholders’ Meeting

3.	Filing of changes in ownership of block shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	September 10, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Closing of the Register of Shareholders

1. Fixed date		September 26, 2008
2. Period of Closing Shareholders’ Register	– Date of Commencement	September 27, 2008
	– Date of Expiration	October 3, 2008
3. Reasons for Closing	Confirming the rights of Shareholders for the extraordinary Shareholders Meeting
4. Resolution Date of board of Directors	September 10, 2008
5. Others

Decision on Calling Shareholders’ Meeting

1. Date and Time	Date	10/24/2008
	Time	10:00 AM.
2. Place		3F, The Military Mutual Aid Association Building, 467-12 Dogok-dong, Gangnam-gu, Seoul
3. Agenda and Key Issues		- Agenda 1: Appointment of directors (including outside director) - Agenda 2: Appointment of audit committee members
4. Date of Board of Directors' Resolution		09/10/2008
- Outside Directors in Attendance	Number Present	3
	Number Absent	0
- Auditors in Attendance (on Audit Committee who are not outside directors)		Present
5. Other
-  Decision  on  calling  the  shareholders'  meeting  is  followed  by contract  with  NHN  Games (The  largest  shareholders'  share  disposal )

-  Directors  and  auditor  appointed  at  the  annual  shareholders' meeting  on  March  28th,  2008  except  for  Kim  Hyoung Chul  are  subject  to  resign  and  new  directors  and  audit  committee  members  below  will  be  appointed  at  upcoming  extraordinary  shareholders’  meeting.

-  Due  to  the  details  of  directors’  and  auditor’  appointment are  not  decided  at  this  board  of  directors’  meeting,  which  will  be  resubmitted.

		※ Relevant Disclosure	08/03/2008 : Other Material Matters of Management (the largest shareholder’s share disposal and contract)

Filing of changes in ownership of block shares

Article1. Summary of Reports

1. Name of Issuer

Company Name	Webzen Inc.	Code	069080
Sector	KOSDAQ	Total Shares	12,974,000
Address	8F,Daelim Acrotel, 467-6,Dogok-Dong, Kangnam-Gu, Seoul, Korea

2. Information on Block share holder

Reporting Classification	fluctuation
Reporter Classification	Individual	Nationality	Korea
Name	Kim, Nam JU	Chinese	金南州 (KIM NAMJU)
Address	6F,Daelim Acrotel, 467-6,Dogok-Dong, Kangnam-Gu, Seoul, Korea	Date of Birth	720407
Occupation	Executive Manager	Relation with company	the largest shareholder

2-1. Special Affiliates of Shareholders

No.	Name	Classification	Relationship with Reporter	Date of Birth Or Registration #	Nationality	Address	Occupation	Etc
1	Ki-Saup Song	Individual	affiliate person	760214	Korea	Kangnam Gu Dogok dong	Manager	-
2	Young seo Choi	Individual	affiliate person	690801	Korea	Kangnam Gu Dogok dong	Manager	-
3	HyungChul Kim	Individual	affiliate person	740110	Korea	Kangnam Gu Dogok dong	-	-
4	Ki young Cho	Individual	co-holders	740913	Korea	Kangnam Gu Dogok dong	Stock Brokerage	-
5	Woori Invest Sec	Financial Institution	co-holders	116-81-03693	Korea	Seoul Korea	Stock Brokerage
6	NHN Games	Corporation	co-holders	220-86-93752	Korea	Kyungki-Do Korea	On-line Game Developing&service

2-2. Special Affiliate

(1) Information on Special Affiliates

<Woori Investment & Security Co.,Ltd>
ㅇ Legislative nature : Incorporation
ㅇ Capital : 7,868 hundred million won
ㅇ BOD members : Park, jongsoo(CEO), Shin, Younghho(Audit committee member)
     Kang,yungjoo(Audit committee member/Outside director), Son, youngbuk(Audit committee member/Outside director), Park, Kyunghee(Audit committee member/Outside director)
ㅇ Decision making institution
 - Name: Board of Directors
 - Authority: Make decisions on matters prescribed in Law or Articles of Incorporation, delegated from shareholders meeting, and in relation to business executions listed in Rules of Board of Directors.
 - Decision making method:
① More than 50 % of the Board members should be present and the votes should be from more than 50% of the present directors.
② Any Board member who is a interested party in a transaction to be approved by the board should be excluded from the decision making process.
③ According to the section 2 above, the vote which cannot be executed should not be included in the number of votes of directors present.
④ Despite the regulation of the section 1 above, two third (2/3) of the total number of Board members should be present to effectuate decisions made on the dismissal of an audit committee member, the outside director.
⑤ All directors allow all or some of the directors to exercise their vote through communication methods that can send and receive video as well as voice, where such directors are not physically present. In this case, the director using such device is considered as present
ㅇ Major share holders : Woori Finacne Holdings Co. [Common shares : 46,324,981/ Ratio : 34.96%]

<NHN Games Co.,Ltd>
ㅇ Legislative nature : Incorporation
ㅇ Capital : 64 hundred million won
ㅇ BOD Members : Kim,ByungKWan (CEO), Hur, hong(Director), Kim, ChangKeun(Director)
ㅇ Decision making institution
 - Name: Board of Directors
 - Authority: Make decisions on matters prescribed in Law or Articles of Incorporation, delegated from shareholders meeting, and in relation to business executions listed in Rules of Board of Directors.

 - Decision making method:
① More than 50 % of the Board members should be present and the votes should be from more than 50% of the present directors.
② Any Board member who is a interested party in a transaction to be approved by the board should be excluded from the decision making process.
③ According to the section 2 above, the vote which cannot be executed should not be included in the number of votes of directors present.
④ Despite the regulation of the section 1 above, two third (2/3) of the total number of Board members should be present to effectuate decisions made on the dismissal of an audit committee member, the outside director.
⑤ All directors allow all or some of the directors to exercise their vote through communication methods that can send and receive video as well as voice, where such directors are not physically present. In this case, the director using such device is considered as present
ㅇ Major Share holders : NHN Co.,Ltd (Common shares: 600,000, Ratio: 46.88%)

3. Share Ownership and Ratio

	The Basic Date	Reporter		Ratio of shareholding		Ration of Share Certificate
		Name	Number of Affiliate Person	Number of Shares	Ratio (%)	Number of Shares	Ratio (%)
Prior Report	2007/12/28	Nam Ju Kim	6	4,222,635	32.50	4,205,635	32.42
Report	2008/06/13	Nam Ju Kim	0	0	0	0	0
Increase				-4,222,635	-32.50	-4,205,635	-32.42

*Due to the changing of largest stock holder NamJu Kim to NHN Games Co.,Ltd., NHN Games Co.,Ltd, has an obligation to report jointly with NamJu Kim, Ki-Saup Song, Ki young Cho, HyungChul Kim. For more detail information, Please check disclosure of the “Filing of changes in ownership of block shares” from NHN Games Co.,Ltd.

4. Purpose of Acquisition

Ⅰ. Elections and dismissals of directors	Yes

Ⅱ. Amendments to the article of incorporation regarding the organization of the Issuer including any change to the board of directors	Yes
Ⅲ. Changes to the capital of the Issuer	Yes
Ⅳ. Approvals of dividend plans	Yes
Ⅴ. Mergers and spin-off	Yes
Ⅵ. General share exchanges or stock transfer	Yes
Ⅶ. Transfers or acquisitions of significant business operations	Yes
Ⅷ. Disposals of significant assets	Yes
Ⅸ. Dissolution of the Issuer	Yes

5. Reasons for Change

- Changing the represent reporter (NamJu Kim-> NHN Games Co.,Ltd)

Article2. Information on Block share

1. Information on Reporter and Special Affiliate’s share ownership

(1)Information of Share Holding

Relationship	Name	Date of Birth Or Registration #	Information on Common shares
			Share			Preemptive Rights	CB	Bond with Warrants	Exchangeable bond	Total
			Common Shares	Preferred Shares	Convertible Common Share					Shares	Ratio (%)
Reporter	NamJu Kim	720407	-	-	-	-	-	-	-	-	-
Special Affiliate Person	Ki-Saup Song	760214	-	-	-	-	-	-	-	-	-
	Young Seo Choi	690801	-	-	-	-	-	-	-	-	-
	HyungChul Kim	740110	-	-	-	-	-	-	-	-	-
	Kil-Yong Cho	740913	-	-	-	-	-	-	-	-	-
	Won-Seon Kim	590327	-	-	-	-	-	-	-	-	-
	Woori Investment Sec.	116-81-03693	-	-	-	-	-	-	-	-	-
	NHN Games.	220-86-93752	-	-	-	-	-	-	-	-	-
			a1	a2	a3	B	C	D	E
			A		H
Total outstanding voting capital stock	Share Ownership (a3+B+C+D+E=H)	Equity Ratio (%)
		Ratio of Share Position (A+H / G+H-E) × 100			Ratio of share certificate (A / G) × 100
12,974,000

(2) Share holding Position

Relationship	Name	Date of Birth Or Registration #	Share Holding Position (Article 10-4 of the presidential decree to the securities and exchange act)						Total
			No.1	No.2	No.3	No.4	No.5	No.6	Shares	Ratio
Reporter	NamJu Kim	720407	-	-	-	-	-	-	-	-
Special Affiliate Person	Ki-Saup Song	760214	-	-	-	-	-	-	-	-
	Young Seo Choi	690801	-	-	-	-	-	-	-
	HyungChul Kim	740110	-	-	-	-	-	-	-
	Kil-Yong Cho	740913	-	-	-	-	-	-	-
	Won-Seon Kim	590327	0	-	-	-	-	-	-	-
	Woori Investment Sec.	116-81-03693	797,649	-	-	-	-	-	-	-
	NHN Games.	220-86-93752	1,364,592	-	-	-	-	-	-	-

※ Possession equivalent to ownership (Enforcement Decree of the Securities Law Article 10 Section 4)

 - No. 1 In the event the person holds stocks at his or her expense regardless of the ownership name
 - No. 2 In the event the person holds the right for the transfer claim of stocks in accordance with the legislative regulation or transaction and other contracts.
 - No. 3 In the event the person holds the rights for acquisition, disposition or decision making of concerned stocks in accordance with legislative regulation or monetary trust or security contracts and other contracts.
 - No. 4 In the event the person holds the status of a buyer through concerned rights execution as is the case of acquiring the right to reserve stocks unilaterally and to complete such transaction.
 - No. 5 In the event the person holds the status of a buyer through concerned marketable security option as is the case of acquiring the marketable security option in relation to stock transaction.
 - No. 6 In the event the person is granted with stock option

2. Contract on Stock Position

Name	Relationship With reporter	Date of Birth	Types Of Stock	Number of Shares	Amount	Counterparty	Information

3. Account Information (Only for Financial Institution)

Name	Relationship With reporter	Account information		Total
		Account	Ratio (%)	Share	Ratio (%)
Woori Investment Security	Co-holders	0	0	0	0
Total		0	0	0	0

Article3. Prior to the reporting Date after changes in ownership of block shares

1.	Total Fluctuate Information

Relationship	Name	Date of Birth Or Registration #	Information on Increase or decrease shares
			Share			Preemptive Rights	CB	Bond with Warrants	Exchangeable bond	Total
			Common Shares	Preferred Shares	Convertible Common Share					Shares	Ratio (%)
Reporter	NamJu Kim	720407	-813,279	-	-	-	-	-	-	-813,279	-6.27
Special Affiliate Person	Ki-Saup Song	760214	-622,491	-	-	-	-	-	-	-622,491	-4.80
	Young Seo Choi	690801	-4,224	-	-	-12,000	-	-	-	-16,224	-0.13
	HyungChul Kim	740110	-3,400	-	-	-5,000	-	-	-	-8,400	-0.06
	Kil-Yong Cho	740913	-600,000	-	-	-	-	-	-	-600,000	-4.62
	Woori Investment Sec.	116-81-03693	- 797,649	-	-	-	-	-	-	-797,649	-6.15
	NHN Games.	220-86-93752	-1,364,592	-	-	-	-	-	-	-1,364,592	-10.52

2.	Detail Fluctuate Information

Name	Date of Birth Or Registration #	Changing Date	Method for buy/sell	Share	Fluctuate Information			Price for buy/sell	Etc
					Before change	Increase/ Decrease
NHN Games	220-86-93752	09-03-2008	etc(-)	Common Share	1,364,592	-1,364,592	-	-	Changing of Representative Reporter
NamJu Kim	720407	09-03-2008	etc(-)	Common Share	813,279	-813,279	-	-	Changing of Representative Reporter
Ki-Saup Song	760214	09-03-2008일	etc(-)	Common Share	622,491	-622,491	-	-	Changing of Representative Reporter
Kil-Yong Cho	740913	09-03-2008	etc(-)	Common Share	600,000	-600,000	-	-	Changing of Representative Reporter
HyungChul Kim	740110	09-03-2008	etc(-)	Common Share	8,400	-8,400	-	-	Changing of Representative Reporter
Woori Investment Sec.	116-81-03693	09-03-2008	etc(-)	Common Share	797,649	-797,649	-	-	Reporting duty is not necessary
Young Seo Choi	690801	07-10-2008	Resignation(-)	Common Share	16,224	-16,224	-	-	Reporting duty is not necessary

3.	Information on Necessity Acquisition Capital

(1) Information

Capital(H)	Borrowing(I)	etc(J)	Total(H+I+J)
-	-	-	-

(2) Acquisition Capital

-